UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 6K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d -16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada   R3J 3C7
                 (Address of principal executive offices)


1.   News Release dated April 30, 1998 (ISO 9001 Certification)
     News Release dated April 30, 1998 (Fiscal Year-End Change)

2.   Material Change Report May 1, 1998








Indicate by check mark whether the Registrant files of will file annual reports under cover of Form 20-F of Form 40-F.
                         Form 20-F           Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.          Yes ___   No

                                 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1943 , the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Healthcare Manufacturing Corporation -- SEC No. 0-27998
                               (Registrant)

Date:      May 1, 1998                         By:/s/M. Seyed Torabian
                                                  --------------------------
                                                  M. Seyed Torabian
                                                  Vice President/Director

                                    National Healthcare Manufacturing Corp.
                                                   (NASDAQ:NHMCF / VSE:NHM)
                                       Internet: www.nationalhealthcare.com
                                                  Contact: Alex P. Tsakumis
FOR IMMEDIATE RELEASE                        (800)883-8841 / (604)689-8581


                   NHMC RECEIVES ISO 9001 CERTIFICATION


April 30, 1998 - Winnipeg, Manitoba, - National Healthcare Manufacturing Corporation (NHMC), is pleased to announce it has received registration for the coveted British Standards EN ISO 9001, the world authority in quality and management systems. This certification now enables NHMC to market its products internationally, including the European community.

Mac Shahsavar, NHMC's President and CEO stated, With this major achievement, NHMC is in a unique position in the healthcare marketplace. We are one of Canada's only fully certified facilities with regulatory approvals including the US Food & Drug Administration (FDA), Canadian Health Protection Branch (HPB) and now ISO 9001 certification. ISO 9001 places NHMC's products alongside those of world leaders and presents the Corporation with immense opportunities globally.

NHMC owns and operates the worlds first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Use of this proprietary technology enables NHMC to produce these medical devices efficiently, cost effectively, quickly and accurately thus providing an edge over its competition who currently use manual labour. Through its wholly owned subsidiaries, NHMC manufactures and distributes personal care and anti-microbial products to health care and home care institutions. NHMC also through its United States subsidiary, National Healthcare Logistics, provides state of the art supply chain management to integrated hospital systems.

On Behalf of the Board,


/s/Seyed M. Torabian
______________________________
Seyed M. Torabian, P.Eng.
Executive Vice President


 Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.

                                    National Healthcare Manufacturing Corp.
                                                   (NASDAQ:NHMCF / VSE:NHM)
                                       Internet: www.nationalhealthcare.com
                                                  Contact: Alex P. Tsakumis
FOR IMMEDIATE RELEASE                         (800)883-8841 / (604)689-8581


                   NHMC ANNOUNCES CHANGE IN FISCAL YEAR


April 30, 1998 - Winnipeg, Manitoba, - National Healthcare Manufacturing Corporation (NHMC), reports the change in the ending date of its financial year from June 30 to April 30. The Company is changing the ending date of the financial year, which until now has coincided with the start of the summer vacation period, in order to ensure the availability of staff to compile year end data in a more timely manner. This change is subject to receipt of approval from Revenue Canada.

NHMC owns and operates the worlds first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Use of this proprietary technology enables NHMC to produce these medical devices efficiently, cost effectively, quickly and accurately thus providing an edge over its competition who currently use manual labour. Through its wholly owned subsidiaries, NHMC manufactures and distributes personal care and anti-microbial products to health care and home care institutions. NHMC also through its United States subsidiary, National Healthcare Logistics, provides state of the art supply chain management to integrated hospital systems.

On Behalf of the Board,

/s/Mac Shahsavar
______________________________
Mac Shahsavar, P.Eng.
President & CEO


 Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.

May 1, 1998


B.C. Securities Commission
1100 - 865 Hornby Street
Vancouver, B.C.
V7Z 2H4

ATTN: Statutory Filing

RE: Material Change Report

Dear Sir/Madam,

Following   please  find  National Healthcare  Manufacturing  Corporation's
Material Change Report/Form 27 dated May 1, 1998.

Should you have any questions or need more information, please contact me at (604) 689-8581.

Sincerely,

/s/Seyed Torabian
______________________________
Seyed Torabian, P.Eng.
Executive Vice-President


copy:VSE Listings Dept.
     Manitoba Securities Commission
     U.S. Securities & Exchange Commission
     NASDAQ
     Standard & Poor's
     Maitland & Company

                                  FORM 27

                     SECURITIES ACT (BRITISH COLUMBIA)

        MATERIAL CHANGE REPORT UNDER SECTION 67 (1) (B) OF THE ACT



Item 1.        Reporting Issuer

          National Healthcare Manufacturing Corporation
          251 Saulteaux Crescent
          Winnipeg, Manitoba
          R3J 3C7

Item 2.        Date of Material Change

          April 30, 1998

Item 3.        Press Release

          News release and notice of dissemination were issued to the Vancouver Stock Exchange on April 30, 1998 and disseminated via Canadian Corporate News, Market News Publishing and Vancouver Stockwatch.

Item 4.        Summary of Material Change

          The Issuer announces that it has changed the ending date of the financial fiscal year from June 30 to April 30. The issuer also announces that it has received registration for the British Standards EN ISO 9001.

Item 5.        Full Description of Material Change

          Please refer to the attached News Release(s) of the Issuer dated April 30, 1998.


Item 6.        Reliance in Section 67(2) of the Act

          If the report is being filed on a confidential basis in reliance on Section 67(2) of the Act, state the reason for such reliance.

          N/A


Item 7.        Omitted Information

          N/A

Item 8.        Senior Officer

          M. Seyed Torabian, the Executive Vice-President and Director of the Issuer, is knowledgeable about the material change and this report and may be contacted at (604) 689 - 8581 for further information.


Item 9.        Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.


Dated at Vancouver, British Columbia, this 1st  day of May, 1998.


National Healthcare Manufacturing Corporation


Per: /s/Seyed Torabian
     _______________________________________
     Seyed Torabian, P.Eng.
     Executive Vice-President/Director

                                    National Healthcare Manufacturing Corp.
                                                   (NASDAQ:NHMCF / VSE:NHM)
                                                                  Internet:
                                                 www.nationalhealthcare.com
                                                  Contact: Alex P. Tsakumis
FOR IMMEDIATE RELEASE                           (800)883-8841/(604)689-8581


                   NHMC ANNOUNCES CHANGE IN FISCAL YEAR


April 30, 1998 - Winnipeg, Manitoba, - National Healthcare Manufacturing Corporation (NHMC), reports the change in the ending date of its financial year from June 30 to April 30. The Company is changing the ending date of the financial year, which until now has coincided with the start of the summer vacation period, in order to ensure the availability of staff to compile year end data in a more timely manner. This change is subject to receipt of approval from Revenue Canada.

NHMC owns and operates the worlds first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Use of this proprietary technology enables NHMC to produce these medical devices efficiently, cost effectively, quickly and accurately thus providing an edge over its competition who currently use manual labour. Through its wholly owned subsidiaries, NHMC manufactures and distributes personal care and anti-microbial products to health care and home care institutions. NHMC also through its United States subsidiary, National Healthcare Logistics, provides state of the art supply chain management to integrated hospital systems.

On Behalf of the Board,

/s/Mac Shahsavar
_____________________________
Mac Shahsavar, P.Eng.
President & CEO


 Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.

                                    National Healthcare Manufacturing Corp.
                                                   (NASDAQ:NHMCF / VSE:NHM)
                                       Internet: www.nationalhealthcare.com
                                                  Contact: Alex P. Tsakumis
FOR IMMEDIATE RELEASE                           (800)883-8841/(604)689-8581


                   NHMC RECEIVES ISO 9001 CERTIFICATION


April 30, 1998 - Winnipeg, Manitoba, - National Healthcare Manufacturing Corporation (NHMC), is pleased to announce it has received registration for the coveted British Standards EN ISO 9001, the world authority in quality and management systems. This certification now enables NHMC to market its products internationally, including the European community.

Mac Shahsavar, NHMC's President and CEO stated, With this major achievement, NHMC is in a unique position in the healthcare marketplace. We are one of Canada's only fully certified facilities with regulatory approvals including the US Food & Drug Administration (FDA), Canadian Health Protection Branch (HPB) and now ISO 9001 certification. ISO 9001 places NHMC's products alongside those of world leaders and presents the Corporation with immense opportunities globally.

NHMC owns and operates the worlds first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Use of this proprietary technology enables NHMC to produce these medical devices efficiently, cost effectively, quickly and accurately thus providing an edge over its competition who currently use manual labour. Through its wholly owned subsidiaries, NHMC manufactures and distributes personal care and anti-microbial products to health care and home care institutions. NHMC also through its United States subsidiary, National Healthcare Logistics, provides state of the art supply chain management to integrated hospital systems.

On Behalf of the Board,

/s/Seyed M. Torabian
______________________________
Seyed M. Torabian, P.Eng.
Executive Vice President


 Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.